December 9, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	ITHAX Acquisition Corp III Registration Statement on Form S-1 (as amended) File No. 333-291600

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of ITHAX Acquisition Corp. III that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on December 11, 2025, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as may copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

CANTOR FITZGERALD & CO.

By:	/s/ David Batalion
Name:	David Batalion
Title:	Managing Director, Investment Banking

cc:	Ari Edelman, Esq.